October 10, 2022

Letter Agreement

To:       Unified Series Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Dear Sirs and Madams:

You have engaged Pekin Hardy Strauss, Inc. (“Pekin Hardy”, “we” or “our”) to act as the sole investment advisor to the Appleseed fund (the “Fund”), a series of the Unified Series Trust, an Ohio business trust (the “Trust”). The Trust has adopted an Administrative Services Plan (the “Plan”) on behalf of the Fund’s Investor Class that provides for the Fund, on behalf of its Investor Class, to make payments to Pekin Hardy, which Pekin Hardy is required to use to pay for Administrative Services (as defined in the Plan) on behalf of and as agent of the Trust.

Effective as of February 1, 2023, we hereby agree to waive our receipt of payments under the Plan to the extent those payments exceed the annual rate of 0.19% of the average value of the daily net assets of the Investor Class of the Fund. This Letter Agreement shall continue in place until January 31, 2024 provided that it may be terminated at any time by vote of the Trust’s Board of Trustees.

Very truly yours,

Pekin Hardy Strauss, Inc.

By: /s/ Jennifer Dunlap

Name: Jennifer Dunlap

Title: Chief Compliance Officer